UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59809 /April 22, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13429

In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
IDM PARTICIPATING INCOME CO.,	:	REVOKING REGISTRATIONS BY
IDM PARTICIPATING INCOME CO. II,	:	DEFAULT
IDM PARTICIPATING INCOME CO. III,	:	
IDM PARTICIPATING INCOME CO. IV,	:	
IDM PARTICIPATING INCOME CO. V,	:	
IDM PARTICIPATING INCOME CO. VII,	:	
and	:	
IDM PARTICIPATING INCOME CO. 90	:	

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP) on April 3, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that all Respondents have been served with the OIP by April 7, 2009, in conformance with 17 C.F.R. § 201.141(a)(2)(ii). Answers were due ten days after service of the OIP and, to date, Respondents have not filed Answers. See 17 C.F.R. § 201.220(b); OIP at 3.

Accordingly, Respondents are in default for failing to file an Answer and for otherwise failing to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by 17 C.F.R. § 201.155(a), the following allegations in the OIP are deemed to be true.

IDM Participating Income Co. (CIK No. 813814) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

IDM Participating Income Co. II (CIK No. 832475) is a canceled California limited partnership located in Torrance, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. II is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K/A for the fiscal year ended December 31, 2000.

IDM Participating Income Co. III (CIK No. 832476) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. III is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

IDM Participating Income Co. IV (CIK No. 842812) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. IV is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

IDM Participating Income Co. V (CIK No. 849623) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. V is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

IDM Participating Income Co. VII (CIK No. 875347) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. VII is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

IDM Participating Income Co. 90 (CIK No. 858484) is a canceled California limited partnership located in Long Beach, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). IDM Participating Income Co. 90 is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1993.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Accordingly, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of IDM Participating Income Co., IDM Participating Income Co. II, IDM Participating Income Co. III, IDM Participating Income Co. IV, IDM Participating Income Co. V, IDM Participating Income Co. VII, and IDM Participating Income Co. 90, are revoked.

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Robert G. Mahony
Administrative Law Judge